                                                       Heather R. Badami
                                                       Direct: (202) 508-6082
                                                       hrbadami@bryancave.com
June 17, 2005

Mr. Jeffery P. Riedler
Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

         RE: JAMES RIVER GROUP, INC.
             FORM S-1 REGISTRATION STATEMENT
             FILE NO. 333-124605

Dear Mr. Riedler:

This letter sets forth the responses of James River Group, Inc. (the "Company")
to the comments of the Staff of the Division of Corporation Finance of the
Securities and Exchange Commission (the "Staff") dated June 3, 2005, with respect to the above-referenced Registration Statement on Form S-1 (the "Form
S-1"). We have duplicated below the comments set forth in the comment letter and have provided responses to each comment following the Staff's related comment.
In response to these comments, we have filed today with the SEC Amendment No. 1 to the Registration Statement on Form S-1 (the "Amended S-1").

Unless otherwise set forth herein, references to page numbers in response to the
Staff's comments refer to page numbers of the prospectus included in the Amended
S-1.

         Comments Applicable to the Entire Document

1.       We note that your filing contains numerous omissions throughout the prospectus which relate to the offering price range or the number of shares you will sell. These omissions include but are not limited to:

            o   Summary Financial Data      o   The Option Grants Table
            o   Use Of Proceeds             o   Shares Eligible For Future Sale
            o   Capitalization              o   The Principal Stockholders Table
            o   Dilution                    o   Description of Capital Stock

         Rule 430A requires you to include this information in your filing based upon an estimate of the offering price within a bona fide range you disclose on the cover page and based upon an estimate of the number of shares you will sell. We consider a bona fide range to be $2 if

Mr. Jeffery P. Riedler
June 17, 2005

         the price is under $20 and 10% if it is above $20. You should include the required information in an amendment prior to circulating a "red herring" prospectus.

         The Company notes the Staff's comment and will complete the above-referenced sections in a pre-effective amendment to the Form S-1.
         Prior to circulating a "red herring" prospectus, the Company will include a price range in a pre-effective amendment to the Form S-1 that will comply with the Staff's interpretation of a bona fide range.

2.       Provide us with copies of all the graphic, photographic or artistic materials you intend to include in the prospectus prior to its printing and use. Please note that we may have comments. Please also note that all textual information in the graphic material should be brief and comply with the plain English guidelines regarding jargon and technical language.

         The Company does not intend to include graphic, photographic or artistic materials in the prospectus.

Prospectus Summary - page 1

3.       In the first paragraph under "Who We Are," please explain what you mean when you say that you "capitalize" specialty property/casualty insurance companies.

         The Company has revised the first paragraph under "Who We Are" by changing "capitalizes" to "owns" on pages 1, 27 and 59 in response to this comment. The Company believes the word "owns" accurately describes the Company's activity.

4.       In the second paragraph under "Who We Are," please explain what a combined ratio of less than 100% means.

         The Company has revised the disclosure on pages 1 and 59 in response to this comment.

5.       In the first paragraph under "Our Products," please explain what
         "excess and surplus lines" insurance is.

         The Company has revised the disclosure on pages 1 and 59 in response to this comment.

6.       Please briefly describe the potential drawbacks of the approach you are following in developing your products.

         The Company has revised the disclosure on pages 1, 2 and 59 in response to this comment.

7.       Please expand the discussion of A.M. Best ratings in the first full paragraph on page 2 to disclose how many rating levels there are and where yours ranks in that list.

         The Company has revised the disclosure on page 2 and 59 in response to this comment.

Mr. Jeffery P. Riedler
June 17, 2005

Selected Operating History, page 5

         1.   The use of the measure "Underwriting profit (loss)" is a non-GAAP measure, please provide the disclosures required by Item
              10(e)(1)(i)(C) of Regulation S-K. We believe the disclosure could be improved by including a statement disclosing the reasons why management believes that the presentation of this measure provides useful information to investors regarding the company's financial condition and results of its operations. Further, we note that you use this measure as a performance measure that appears to
              eliminate recurring charges and expenditures, which is
              inconsistent with the existing guidance regarding non-GAAP measures. Please refer to "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures" on our website at
              www.sec.gov/divisions/corpfin/fags/nongaapfaq.htm issued on June
              13, 2003, specifically question 8.

         The Company has revised the disclosure on page 5 in response to this comment.

         There are no recurring charges eliminated from the calculation of underwriting profit (loss) of insurance segments. Underwriting profit
         (loss) of insurance segments is defined as net earned premiums minus losses and loss adjustment expenses and other operating expenses of the
         Company's insurance segments. Other operating expenses of the Company's insurance segments prior to the dates that they commenced underwriting activities are excluded from the definition of underwriting profit
         (loss) of insurance segments as non-recurring because there will not be another period of time during which operating expenses are incurred by these segments in order to prepare for the initial commencement of underwriting activities. Company management believes that there will be no financial impact of these other operating expenses subsequent to the dates these insurance segments initially commenced underwriting activities.

The Offering - page 6

8.       Please refer to the four bullets under "Assumptions in this
         Prospectus." When you file your first amendment to the registration statement, please present the information in the document so that it reflects the automatic conversion of the outstanding securities and the stock split referenced in the second and third bullets. Investors need to see how the company will actually look at the time they make their investment.

         In response to this comment, the Company has revised the disclosures throughout the Amended S-1 to reflect the automatic conversion of the outstanding Series A and Series B shares and a ten-for-one stock split to be effected prior to the completion of the offering. The share information in the Company's audited consolidated financial statements and unaudited consolidated financial statements and related notes included in the Amended S-1 has not been restated to reflect the stock split, as that event will occur after effectiveness of the Form S-1 and prior to completion of the offering.

Mr. Jeffery P. Riedler
June 17, 2005

Risk Factors - page 9

9.       Throughout this section you repeatedly state in the subheadings and bodies of the risk factors that various things "could have a material adverse effect on our financial condition or our results of operations," "may adversely affect our performance," and "could have a material adverse effect onus." In many instances, you do not explain what the adverse effects might be. For example:

              o   Please revise "The failure of any of the loss limitations or exclusions we employ...could have a material adverse effect on our financial condition or results of operations" on page 9 to explain that nullifying or voiding an exclusion or
                  legislations that modifies the use of a limitation could
                  result in higher than expected payouts.

         Please revise your risk factors to ensure that the specific adverse effects you refer to are clear.

         The Company has revised risk factors on pages 9, 10, 11, 12, 14, 16 and
         17 in response to this comment.

Changes in our operating environment may adversely affect our performance. -

10.      The information included in this risk factor is too vague and generic to be meaningful to an investor. The information also applies to every insurance company. Please revise the risk factor to address your specific situation and your specific lines of business.

         The Company has determined that this risk factor does not present risks specific to its situation or lines of business and, accordingly, has deleted this risk factor from page 9 in response to this comment.

The failure of any of the loss limitations or exclusions we employ, or changes in other claim or coverage issues, could have a material adverse effect on our financial condition or our results of operations. -- page 9

11.      Please clarify the potential adverse consequence arising from the fact that your policies contain provisions restricting the period during which a policyholder may bring a breach of contract or other claim against your company which are shorter than the statutes of limitations contained in state laws.

         The Company has revised the risk factor on page 9 in response to this comment.

We distribute our products through a select group of brokers and agents, three of which account for a significant part of our business, and there can be no assurance that such relationships will continue." Page 9

Mr. Jeffery P. Riedler
June 17, 2005

12.      We note your statement that there can be no assurance that your relationships with the select group of brokers and agents will continue. Please revise to explain why you cannot provide such assurance. For example, if you do not have any agreements with these broker or agents or if your agreement with these parties are relatively short term agreements, please revise to explain.

         The Company has revised the risk factor on page 9 in response to this comment.

13.      Identify the brokers and agent that you have referenced.

         The Company has revised the risk factor on page 9 in response to this comment.

Since we have a limited operating history, it is difficult to predict our future performance. -- page 11

14.      Please revise to describe the risks and difficulties frequently encountered by early stage companies.

         The Company has revised the risk factor on page 11 in response to this comment.

Our directors, executive officers and principal stockholders will own a large percentage of our common stock after this offering, which will allow them to control substantially all matters requiring stockholder approval.

15.      Please revise to specifically state that these shareholders may be able to control the election of directors.

         The Company has revised the risk factor on page 18 in response to this comment.

Sources of Certain Statistical and Other Information -- page 20

16.      Please revise to delete the last paragraph. It is not appropriate to disclaim responsibility for information you have included in your registration statement.

         The Company has deleted the last sentence of the final paragraph on page 21 in response to this comment.

Use of Proceeds -- page 21

17.      Please revise to clarify that the capital contributed to your subsidiaries will enable them to discontinue or operate without the reinsurance agreement.

         The Company has revised the disclosure on pages 22 and 57 to update the
         Company's anticipated contributions of offering proceeds to the capital of its insurance subsidiaries. In addition, the Company has revised the disclosure on page 58 to reflect its current expectation with respect to renewal of the quota share reinsurance agreement.

Mr. Jeffery P. Riedler
June 17, 2005

Dilution -- page 23

18.      Please revise this discussion and the supporting table to begin with actual net tangible book value instead of "pro forma net tangible book value."

         The Company has revised the discussion on page 24 in response to this comment. The Company believes that, because it only had one common share outstanding at December 31, 2004 and the Company's outstanding
         Series A and Series B shares will automatically convert into common stock immediately prior to effectiveness of the offering, actual tangible book value per share of $76,511,000.00 would not be meaningful to investors.

Selected Historical Consolidated Financial and Other Data -- page 24

19.      Please limit your presentation of "Pro forma diluted" EPS to only the most recent annual period reported.

         The Company has revised the disclosure on pages 8 and 26 in response to this comment to omit presentation of pro forma diluted EPS. The Company has added a presentation of "diluted-as adjusted" EPS on those pages to give effect to the stock split for the most recent annual and two interim periods reported, which also reflects the conversion of the preferred stock, including shares representing accrued but unpaid dividends through the respective balance sheet date presented.

Management's Discussion and Analysis -- page 26

Critical Accounting Policies

Reserve for Losses and Loss Adjustment Expenses --  page 27

20.      We believe your disclosure in Management's Discussion and Analysis regarding the reserve for loss and loss adjustment expenses could be improved to better explain the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements. We believe that disclosures explaining the likelihood that materially different amounts would be reported under different conditions or using different assumptions is consistent with the objective of Management's
         Discussion and Analysis. Accordingly, please revise MD&A to include the following information for each of your lines of business.

         The Company has revised the disclosure on pages 29 to 35 in response to this comment.

              o   Please disclose, by major line of business, the reserves
                  accrued as of the latest balance sheet date presented. The total of these amounts should agree to the amount presented on the balance sheet.

Mr. Jeffery P. Riedler
June 17, 2005

                  The Company has revised the disclosure on page 34 in
                  response to this comment.

              o   Because IBNR reserve estimates are more imprecise, please
                  disclose the amount of IBNR separately from case reserves for all lines of business.

                  The Company has revised the disclosure on page 34 in
                  response to this comment.

              o   Please disclose the range of loss reserve estimates as
                  determined by your actuaries. Discuss the key assumptions used to arrive at management's best estimate of loss reserves
                  within that range and what specific factors led management to believe this amount rather than any other amount within the range represented the best estimate of incurred losses.

                  For the first time, at March 31, 2005, the Company's corporate actuary prepared a range for reserves for losses and loss
                  adjustment expenses, but because of the Company's limited
                  operating history and lack of meaningful loss experience, many of the actuarial methods that would typically be utilized in the development of an actuarial range for a more established company were not appropriate for the Company. Accordingly, the
                  Company's corporate actuary's range was established by setting the low end of the range at 10% below his point estimate of the aggregate reserves at March 31, 2005 and setting the high end of the range at 15% above his point estimate. The Company does not believe that this range would be meaningful to
                  investors given the highly judgmental manner in which it was derived at this early stage in the Company's development.

                  The Company has revised the disclosure on page 29 in response to this comment to discuss the key assumptions and specific factors relied upon by management.

              o   Include a discussion of why management feels that the
                  selection of the highest reserve is appropriate in all
                  circumstances.

                  The Company has revised the disclosure on page 29 in response to this comment.

              o   For your longer tail business, such as workers' compensation and other highly uncertain exposures, please provide more
                  precise insight into the existence and effects on future
                  operations and financial condition of known trends, events and uncertainties. Disclosure you should consider, but not be
                  limited to, includes the following information:

                  o    the number of claims pending at each balance sheet date;
                       the number of claims reported for each period presented;

                  o    the number of claims dismissed, settled, or otherwise
                       resolved for each period;

                  o    the nature of the claims including relevant
                       characteristics of the claimant population (e.g.,
                       involves a large number of relatively small individual
                       claims of a similar type);

Mr. Jeffery P. Riedler
June 17, 2005

                  o    the total settlement amount for each period;

                  o    the cost of administering the claims;

                  o    emerging trends that may result in future reserve
                       adjustments; and

                  o    If management is unable to estimate the possible loss or
                       range of loss, a statement to that effect.

                  The Company believes that claim count and other claim specific information is not a significant variable in its current
                  reserve setting process for the following reasons: (1) it is a relatively new company with limited meaningful loss
                  experience, (2) a significant portion of the Company's
                  business is longer tailed business in which claims may not be reported quickly, and (3) 87% of its total net reserves at
                  March 31, 2005 were IBNR, while case reserves represented only
                  13% of its reserves at that date. Accordingly, the Company does not believe that information on claim count and other claim specific information would be meaningful to investors in evaluating the adequacy of its reserves.

                  The Company has revised the disclosure on page 35 in response to this comment to address emerging trends. There are no
                  highly uncertain exposures for which management is unable to estimate the possible loss or range of loss.

Liquidity and Capital Resources

Contractual Obligations and Commitments -- page 42

21.      Please revise the line item "Reserve for losses and loss adjustment expenses" to reflect the balances on a gross basis instead of the net basis that it appears you presented.

         The Company has revised the disclosure on page 51 in response to this comment.

Outlook -- page 46

22.      In the bullet captioned "Increased renewal opportunities" on page 47, please quantify your experience to date with renewals.

         The Company has revised the disclosure on page 58 in response to this comment.

Our Business -- page 48

23.      We note your statements on pages 3 and 49 that you expect to expand your existing operations. Please revise to provide a detailed discussion of your planned enhanced product offerings, additional coverages, geographical

Mr. Jeffery P. Riedler
June 17, 2005

         expansion and increased penetration. Your discussion should describe the new products you intend to offer, identify the geographical markets you intend to enter and explain how you intend to provide additional coverage and increase your penetration in existing markets.

         The Company has revised the disclosure on pages 3, 57 and 60 in response to this comment.

         The Company continually looks for and intends to take advantage of opportunities to expand existing operations. For example, the number of brokers submitting business to its Excess and Surplus Insurance segment increased from 66 in December 2003 to 139 in December 2004. The Company
         has recently added coverages for maritime employer's liability and liability coverages for coal mines to James River Insurance's Energy division. James River Insurance also recently began a Life Sciences division that underwrites general liability, products liability and/or professional liability coverage for manufacturers, distributors and developers of pharmaceuticals, biologics (antibodies & vaccines used for the prevention of disease), nutraceuticals (health, nutrition and herbal supplements) and medical devices.

         Currently, the Company has only two specific plans with respect to enhanced product offerings, additional coverages, geographical expansion or increased market penetration. James River Insurance is actively pursuing two opportunities: obtaining surplus line authority in Ohio, one of only two states where it is not authorized to write business on an excess and surplus basis, and adding a Small Business division. In the event the Company were to fully commit to these two opportunities, the effect is not expected to have a material impact on its business in 2005, if at all. Moreover, the Company believes that the progress it has made on these projects is not sufficient to describe them as an "intended" new product or geographical market and that disclosure at this point would be premature.

Excess and Surplus Insurance -- page 51

24.      Please expand the discussion on page 53 to provide a more detailed explanation of what the term "following form basis" means. Also explain what the term "monoline property risks" refers to.

         The Company has revised the disclosure regarding "following form basis"
         on page 64 in response to this comment. The Company has also deleted the term "monoline" on page 64. Monoline property risks refer solely to property risks as opposed to property/casualty risks. Based on the context of the disclosure, the Company has concluded the term
         "monoline" is superfluous and unnecessary.

Mr. Jeffery P. Riedler
June 17, 2005

Reserves -- page 59

25.      We note that the company only provides the reserve analysis information on a net basis. Please revise this discussion of reserves to include this information on a gross basis. Refer to SFAS 113 and Industry Guide
         6 paragraphs B(2)(c) and (d). Alternatively, the staff allows a net
         GAAP presentation in lieu of a gross GAAP presentation, if for all periods, the table a) reconciles the net end-of-period liability (the original reserve estimate in the 10-year table) with the related gross liability on the balance sheet and b) presents the gross re-estimated liability as of the end of the latest re-estimation period, with separate disclosure of the related re-estimated reinsurance recoverable.

         The Company has revised the disclosure on page 73 in response to this comment.

26.      Consider the need to include a discussion here of why the reinsurance recoverable related to the balances in 2003 is so significant.

         The Company has revised the disclosure on page 72 in response to this comment.

Underwriting - page 104

27.      Tell us whether any of the lead underwriters or any other broker dealers who may participate in the syndicate may offer and/or sell the shares electronically. If so, identify them in this section and disclose that they will be offering the shares electronically. Tell us the procedures they will use in their selling effort and how they intend to comply with the requirements of Section 5 of the Securities
         Act of 1933 particularly with regard to how offers and final confirmations will be made and how and when purchasers will fund their purchases.

         Keefe, Bruyette & Woods, Inc. ("KBW") has advised the Company that they do not intend to engage in electronic distribution in connection with this offering. However, KBW may send the preliminary prospectus electronically to potential investors to solicit interest. In such instances, the preliminary prospectus will be sent via e-mail in the form of an Adobe PDF file, which is identical to the paper copy. KBW will meet prospectus delivery requirements by then mailing paper copies of the prospectus.

         Any other underwriters may offer and/or sell securities electronically as described in the Underwriting section of the Form S-1, which may include offering securities to certain of their Internet subscription customers, allocating a limited number of securities for sale to its online brokerage customers, maintaining an electronic prospectus on their respective Internet websites, and sending via electronic mail a copy of the prospectus or a link to the prospectus on EDGAR. Any such electronic delivery will be made in accordance with applicable SEC rules and releases and will include obtaining informed consents from investors or obtaining evidence that investors actually received the information, for example by electronic mail return-receipt.

Mr. Jeffery P. Riedler
June 17, 2005

28.      We note that you intend to do a "directed share offering". Please disclose in this section the number of shares you will offer and to whom you will make the offer. Provide us with any material you have sent or intend to send to these potential purchasers such as a "friends and family letter". Tell us when you first sent them or intend to send them to these potential purchasers. Tell us whether the sale will be handled by you directly or by the underwriting syndicate. Tell us the procedures you or the underwriter will employ in making the offering and how you will assure that this offer will meet the requirements of
         Section 5 of the Securities Act and Rule 134. We may have further comments.

         KBW will be administering the directed share program. KBW's forms of directed share program materials are being provided to the Staff supplementally. Senior executives of the Company are preparing a list of directors, officers, employees, business associates and other persons selected by the Company's officers whom the Company would like to invite to participate in the directed share program.

         Representatives of the Company and the underwriters have agreed to reserve for the directed share program 5% of the amount of common shares to be sold in the proposed offering. The Company and KBW believe that this amount represents an amount that is:

              o   sufficient to allow the Company to make available a limited number of shares to such individuals; and

              o   customary in transactions of this type.

         Although the Company has not determined the final number of persons it would like to invite to participate in the directed share program, the
         Company currently expects to invite its directors, officers, employees, agents, brokers and related persons. The Company intends to distribute the directed share program materials to potential purchasers once the preliminary prospectus is printed.

         The directed share program materials will include a Lock-Up Agreement requiring purchasers in the directed share program to agree that for a period of 180 days from the date of the prospectus, such purchaser will not, without prior written consent of KBW, dispose of or hedge any shares of its common stock purchased in the directed share program.

         Purchasers will be required to sign the Lock-Up Agreement and return it with the completed Indication of Interest Form. The form of Lock-Up
         Agreement will be the same as the form of lock-up agreements executed by the Company's officers, directors and most of its existing stockholders. However, the Lock-Up Agreement for the directed share participants will also contain the additional following language:

                  "The undersigned understands that this Lock-Up Agreement is irrevocable and shall be binding upon the undersigned's heirs, legal

Mr. Jeffery P. Riedler
June 17, 2005

                  representatives, successors and assigns. The undersigned
                  further understands that his or her Lock-Up Agreement does not constitute an obligation on the part of the undersigned to purchase any shares of Common Stock or any agreement by the
                  Underwriters to sell any Securities to the undersigned."

         The form of the 180-day lock-up agreement to be executed by the officers, directors and most of its existing stockholders will be submitted as an exhibit to the Company's form of Underwriting
         Agreement, which will be filed by amendment to the Form S-1 as Exhibit
         1.1.

         The Company and KBW will work together to operate the directed share program. The Company will allocate shares to investors, and KBW will handle the mechanics of distributing the shares.

         KBW and the Company will employ the following procedures in making the offering under the directed share program:

              o   The Company will deliver by first class mail or by Federal
                  Express or other reputable overnight courier the directed
                  share materials to potential purchasers once the preliminary prospectus is printed.

              o   If the potential investor has an interest in purchasing shares in the proposed offering, he or she must complete and mail, fax or deliver the Indication of Interest Form (if the person does not already have an account with KBW), the Form W-9 and the Lock-Up Agreement so that they are received by KBW on a specified date.

              o   When the offering is priced, the Company will determine the final allocation of shares among those persons who submitted timely and proper indications of interest in participating in the directed share program. KBW will then call each such
                  person to confirm certain pertinent information, including the purchase price, the number of shares allocated to such person, the person's continued desire to participate in the directed share program, the number of shares within the allocated
                  amount, if any, they intend to purchase and the person's
                  account number.

              o   KBW will send to each person who, when the offering was
                  priced, confirmed his or her intention to purchase, a copy of the final prospectus and a written confirmation of the offer and sale.

Mr. Jeffery P. Riedler
June 17, 2005

              o   Full payment of the purchase price for the shares bought in the initial public offering through the directed share program must be received by KBW by the settlement date, which will be three or four days after the pricing date in accordance with
                  Rule 15c6-1 under the Securities Exchange Act of 1934. The
                  Company will reallocate any potential purchaser's shares to other directed share program participants if KBW does not
                  receive the potential purchaser's payment by the settlement date. KBW will not accept any payment unless and until the allocation of shares and the purchase price have been
                  confirmed by each potential purchaser.

         The Company supplementally advises the Staff that the Company and KBW currently are in the process of finalizing written materials to be provided to persons from whom expressions of interest in the proposed offering will be sought. The directed share program materials that the
         Company intends to deliver by first class mail or by Federal Express or other reputable overnight courier to potential purchasers will include:

              o   a cover letter to potential purchasers from KBW;

              o   a General Information and Procedural Memorandum to potential purchasers, providing instructions and frequently asked
                  questions and answers;

              o   an Indication of Interest Form to be completed by potential purchasers to indicate any interest they may have in
                  purchasing shares in the proposed initial public offering, including the number of shares they may have an interest in purchasing;

              o   an NASD Questionnaire to be completed, signed and returned to
                  KBW by the potential purchaser, which will be used to help KBW determine whether, under NASD rules, the potential purchaser is eligible to participate in the directed share program;

              o   a New Account Form to be completed by the potential purchaser in order to allow KBW to open an account for the potential purchaser (a potential purchaser must have a KBW account in order to participate in the directed share program);

              o   a Form W-9 to be completed, signed and returned to KBW by the potential purchaser. The Internal Revenue Service requires this form to be completed in order for the potential purchaser to provide KBW with the potential purchaser's taxpayer
                  identification and certification;

              o   a Lock-Up Agreement as described above; and

Mr. Jeffery P. Riedler
June 17, 2005

              o   a copy of the preliminary prospectus.

         A form of each of these documents, other than the Lock-Up Agreement and the preliminary prospectus, is being provided to the Staff supplementally.

         As described in the directed share program materials provided supplementally, the Company and KBW will assure that this directed share program offer is consistent with Rule 134 by:

              o   Ensuring that each of the documents (other than the
                  preliminary prospectus) delivered to the persons invited to participate in the directed share program will contain
                  language that is permitted by Rule 134.

              o   Requiring each directed share program participant to
                  acknowledge, by signing the Indication of Interest form, that no offer to buy any of the shares in the proposed offering can be accepted and no part of the purchase price can be received by KBW until the registration statement covering the proposed offering has been declared effective by the Commission and that any such offer may be withdrawn or revoked, without
                  obligation or commitment, at any time prior to the prospective purchaser's confirmation of his or her intention to purchase shares is given after the effective date of the registration statement.

              o   Providing that a potential purchaser's submission of a
                  completed Indication of Interest Form involves no obligation or commitment of any kind, and by completing the Indication of
                  Interest Form, the person is not binding himself or herself to purchase any shares.

         If the potential purchaser confirms his or her intention to purchase,
         KBW will send the purchaser a copy of the final prospectus that meets the requirements of Section 10 of the Securities Act, which will contain the price of the offering and other information not included in the preliminary prospectus, and a written confirmation of the sale with respect to the shares.

29.      Tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the internet. Also, tell us who the party is and the address of the website. Describe the material terms of the agreement and provide us with a copy of any written agreement. Provide us with copies of all information concerning your company or the offering that appears on the third party website. We may have further comments.

         The Company confirms that neither it nor the managing underwriter has any arrangements with a third party to host or access the preliminary prospectus on the Internet, other than in connection with plans to conduct an Internet roadshow through Yahoo! Inc. (www.netroadshow.com).
         While KBW has contracted with Yahoo! Inc. to conduct an

Mr. Jeffery P. Riedler
June 17, 2005

         Internet roadshow, the purpose of these contracts is not specifically to host or access the preliminary prospectus. The primary purpose of the Internet roadshow is to provide access to the roadshow to institutional investors who cannot, or elect not to, attend roadshow meetings in person. As part of the electronic roadshow process, an electronic version of the preliminary prospectus, identical to the copy filed with the Commission and distributed to live attendees, is required to, and will, be made available on the netroadshow web site.
         Yahoo! Inc. has informed KBW that they conduct Internet roadshows in accordance with the Private Financial Network No-Action Letter, received from the Commission on March 12, 1997, and subsequent no-action letters from the Commission with respect to virtual roadshows.

30.      Confirm that you have described the nature and extent of any possible short sales by the underwriters. To the extent applicable, address the points enumerated in Section VIII.A.3. of the Division of Corporation
         Finance's "Current Issues Outline" regarding syndicate short sales. The
         June 16, 2000 version is available on the SEC's website, www.sec.gov.

         The Company has revised the disclosure on page 117 in response to this comment.

December 31, 2004 Financial Statements

Consolidated Balance Sheets, pages F-3 - F-4

31.      Please disclose on the face of the balance sheet the aggregate liquidation preference of each series of preferred shares. Refer to paragraph 6 of SFAS 129.

         The Company has revised the disclosure on page F-4 in response to this comment.

Consolidated Statements of Operations, page F-S

32.      Please provide the EPS information on the face of the income statement.
         Consider the need to provide pro forma EPS for the most recent annual period wherever EPS is presented. In addition explain to us why the diluted EPS included in note 3 and in other parts of the document for
         2003 appears to be antidilutive.

         The Company has revised the disclosure on page F-5 in response to this comment. The Company has considered and determined not to present pro forma EPS for the most recent annual period in the historical financial statements, as the preferred stock conversion and stock split will occur after effectiveness of the Form S-1 and prior to completion of the offering.

         The Company originally based its computation of diluted earnings per share for 2003 on paragraph 26(a) of FASB Statement 128, Earnings per
         Share. Upon further review, the Company has concluded, based on paragraph 27, that no conversion whatsoever should be

Mr. Jeffery P. Riedler
June 17, 2005

         assumed in computing diluted earnings per share if the if-converted method is antidilutive. By including the accumulated dividends, the
         Company's original computation of diluted earnings per share was antidilutive. Accordingly, diluted earnings per share for 2003 has been revised and is now computed in the same manner as basic earnings per share for the same period.

Notes to Consolidated Financial Statements

1.  Accounting Policies

Recent Accounting Pronouncements, page F-11

33.      Please discuss the extent and effect of adopting recent accounting pronouncements on your financial statements.

         The Company has revised the disclosure on pages 57 and F-11 in response to the comment. The Company will apply the standard prospectively in accordance with paragraph 83 of FASB Statement 123 (R) since it was a nonpublic entity using the minimum value method of valuing awards prior to filing the Form S-1 on May 3, 2005.

2. Acquisition, page F-12

34.      Please provide to us your analysis of whether the financial information of Fidelity is required as a predecessor to the company.

         On June 30, 2003, the Company purchased Fidelity Excess and Surplus
         Insurance Company ("Fidelity") from American Empire (a member of "The
         Great American" group). Its purpose for making this acquisition was to acquire a clean shell with insurance licenses and authorities to write business on an excess and surplus lines basis in as many states as possible. Fidelity was a dormant company with very minimal insurance operations prior to the acquisition. In 2002, the year prior to the acquisition, and in the first six months of 2003, Fidelity had no net earned premium, no net incurred losses and loss adjustment expenses and no underwriting expenses. The only operating results of Fidelity in
         2002 and the first six months of 2003 related to investment income and income taxes. The insurance business of Fidelity that was on the books at the time of the acquisition was fully reinsured to American Empire and other reinsurers (with security to the Company in the form of a
         Trust Account and an unconditional guarantee from Great American), so the historical operations of Fidelity prior to the acquisition had no impact on the Company's operating results subsequent to the acquisition date. As a result of the acquisition, the Company did not obtain any new employees, agent relationships or customers or ongoing business.
         What the Company purchased was an intangible asset related to the insurance licenses and authorities needed to transact insurance business going forward.

Mr. Jeffery P. Riedler
June 17, 2005

         Accordingly, the Company did not acquire a "business" within the meaning of Rules 3- 05(a)(2) and 11-01(d) of Regulation S-X. Moreover,
         the Company believes that disclosing predecessor information related to
         Fidelity is not meaningful to investors because Fidelity's limited pre-acquisition operations will not have an impact on the Company's operations subsequent to the acquisition.

3.  Earnings (Loss) Per Share. page F-13

35.      Please explain to us why the antidilutive shares excluded in 2003 appears to exceed the number of dilutive shares outstanding at 2004.

         The number of antidilutive shares excluded in 2003 exceeds the number of dilutive shares outstanding at 2004. This relationship is attributable to the following factors:

              o   The Company had a net loss from continuing operations in 2003, and as a result, all outstanding potential common shares in
                  2003 were antidilutive. Accordingly, all such potential common shares were excluded from the computation of diluted earnings per share; and

              o   Upon applying the treasury stock method to potential common shares related to options and warrants in 2004, the number of incremental dilutive shares was 4,900 compared to total
                  outstanding potential common shares of 185,280.

         As a reference, the table below summarizes the number of potential common shares as well as the number of incremental dilutive shares considered in the Company's computation of diluted earnings per share for 2004 and 2003.

Mr. Jeffery P. Riedler
June 17, 2005



                                                          2004                               2003
                                            ---------------------------------------------------------------------
                                               POTENTIAL       INCREMENTAL        POTENTIAL       INCREMENTAL
                                                COMMON           DILUTIVE          COMMON           DILUTIVE
                                                SHARES           SHARES            SHARES           SHARES
                                            ---------------- ----------------- ---------------- -----------------

Series A Preferred Stock Shares                     170,000           170,000          170,000                 0

Series B Preferred Stock Shares                     713,500           708,816          700,000                 0
Accumulated Preferred Stock
     Dividends                                       59,613            59,613           12,012                 0
Options                                             170,318             4,484          127,745                 0
Warrants                                             14,962               416           14,962                 0
Total                                             1,128,393           943,329        1,024,719                 0


4.       Investments. pages F-14 - F-17

36.      Please revise your accounting policy note to include a discussion of the accounting treatment applied to your investments in mortgage and asset backed securities.

         The Company has revised the disclosure on page F-8 in response to the comment.

10.  Senior Debt. page F-19

37.      Please disclose in greater detail the nature of the tax event that will make the senior debt redeemable.

         The Company has revised the disclosure on page F-19 in response to the comment.

20.  Segment Information, pages F-28 - F-30

38.      Please explain to us why it is appropriate to include the measure
         "Underwriting profit (loss)" in your segment disclosures. We note based on other disclosure here that management evaluates performance based on net income.

         The Company has removed the presentation of underwriting profit (loss)
         from the table of segment results because the Company measures segment profit (loss) for each reportable segment using pre-tax income (loss).
         Pre-tax income (loss) is reflected in the table of segment results as segment profit (loss). The Company has revised the disclosure on pages
         F-28 and F-29 to reflect that the Company evaluates the performance of its insurance segments and allocates resources based, in part, on underwriting profit (loss) of insurance segments as disclosed elsewhere in the Form S-1. See also the response to comment 1 (Selected Operating
         History page 5).

Mr. Jeffery P. Riedler
June 17, 2005

39.      Please include a discussion of revenues by major products or groups of products similar to what is disclosed in other portions of the document. Refer to paragraph 37 of SFAS 131.

         The Company has revised the disclosure on page F-30 in response to this comment.

Part II

Item 15.  Recent Sales of Unregistered Securities

40.      Please include a cross-reference to the Related Transactions section, or the ownership table, to identify the investors or classes of investors in each offering.

         The Company has revised page II-2

         to identify the investors or classes of investors in each offering and included a cross-reference in response to this comment.

Exhibits

41.      Please file your legal opinion as soon as possible. We may have additional comments after we have had an opportunity to review it.

         The form of Bryan Cave LLP's legal opinion has been filed as exhibit
         5.1 to the Amended S-1.

                  *          *          *          *          *

We have made additional conforming and updating changes to the Amended S-1. All of these changes have been marked for your ease of reference.

Mr. Jeffery P. Riedler
June 17, 2005

If you have any questions or comments concerning the above, or if you require additional information, please do not hesitate to contact me at (202) 508-6082.

                                             Sincerely,

                                             /s/ Heather R. Badami

                                             Heather R. Badami

cc:  Mary K. Fraser, Esq.
     J. Adam Abram
     Michael T. Oakes
     Kenneth L. Henderson, Esq.
     John M. Schwolsky, Esq.